Exhibit 99.1

Mountain Province Diamonds Provides Revised Guidance for 2020

TSX and OTCQX: MPVD

TORONTO and NEW YORK, June 18, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces revised guidance for 2020 for the Gahcho Kué Mine.  The Company withdrew its original guidance for 2020 in March due to the impact of the COVID-19 pandemic.

2020 Revised Guidance: (all figures quoted on a 100% basis)

  37 – 39 million total tonnes mined (ore and waste), adjusted from previous guidance of 42 – 43 million tonnes
  3.3 – 3.4 million ore tonnes mined, unchanged from previous guidance
  3.3 – 3.4 million ore tonnes treated, unchanged from previous guidance
  6.3 – 6.4 million carats recovered, adjusted from previous guidance of 6.75 – 6.95 million carats
  All in cash costs of $100 - $110 per tonne treated, adjusted from previous guidance of $105 – $115 per tonne treated
  All in cash costs of $50 – $55 per carat recovered, unchanged from previous guidance
  Sustaining Capital Expenditure of $21 million, in comparison to $26.5 million of Capital Expenditure previously forecast.

The revised production guidance reflects the challenges of COVID-19 pandemic and the impact on operations and logistics at the Gahcho Kué Mine, and the necessity to implement changes to operating policies and procedures to minimize the risk of infection. These changes included protecting the workforce by isolating vulnerable employees, implementing travel restrictions to and from the mine, revising health and safety protocols, including on site self isolation, social distancing, and ongoing testing of all employees. The new operating parameters have impacted the ability to utilize the mining fleet at full capacity, which has had a direct impact on the 2020 mine plan.

The carats recovered forecast for 2020 has been reduced due to lower recovered grades than modelled in small local sections of the Hearne and 5034 kimberlite orebodies, and necessary changes to the mining sequence as a result of COVID-19 related workforce reductions. This has resulted in partial deferral of higher-grade ore blocks into 2021. Despite all these challenges, and considering an ongoing global epidemic, the Company and its JV Partner De Beers Canada Inc. are pleased that the Gahcho Kué Mine continues to operate.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"As previously noted, the unprecedented events of COVID-19 have had a major impact on our operations and sales. As a result of the all the interruptions and subsequent changes since the start of the pandemic, our total 2020 production forecast has been lowered by approximately 400K carats whilst maintaining or slightly lowering our cost guidance for full year 2020. The new forecast is the result of a tremendous amount of effort to maintain production at the mine; this has been achieved safely and securely with all employees to be commended for their dedication and hard work. The demand for rough diamonds is starting to show signs of interest. We anticipate the diamond market will continue to open up over the coming months and we look forward to resuming normal sales later in the second half of the year".

Qualified Persons

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:30e 18-JUN-20